December 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Kate Tillan and Michelle Miller

Re:	Digihost Technology Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed July 14, 2023 Form 6-K filed May 15, 2023 File No. 001-40527

Dear Mses. Tillan and Miller:

On behalf of Digihost Technology Inc. (the “Corporation” or “Digihost”), I am responding to the comments contained in the letter dated September 8, 2023 (the “Letter”) from the staff of the U.S. Securities and Exchange Commission (the “Commission” and, the staff of the Commission, the “Staff”) to Michel Amar, Chief Executive Officer of the Corporation, relating to the Corporation’s Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”) and Form 6-K filed May 15, 2023 (the “Form 6-K”). The responses contained herein are keyed to the numbers of the comments in the Letter, which appear in italics below for convenience of reference. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2022 20-F, and all dollar amounts are expressed in United States dollars (“USD” or “$”).

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.	You disclose that all of your revenues in the past three years were from U.S. operations (page 22) and more than 50% of your assets were located in the U.S. for the past three years (page F-30). Please tell us how you determined that you qualify as a foreign private issuer. Refer to Securities Act Rule 405 and Exchange Act Rule 3b-4.

Response: Under Securities Act Rule 405, a “foreign private issuer” is defined as:

“any foreign issuer other than a foreign government except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter:

(i) More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

December 22, 2023

(ii) Any of the following:

(A) The majority of the executive officers or directors are United States citizens or residents;

(B) More than 50 percent of the assets of the issuer are located in the United States; or

(C) The business of the issuer is administered principally in the United States.”

The definition of “foreign private issuer” in Rule 3b-4 of the Exchange Act is substantially the same. The determination of whether more than 50 percent of an issuer’s outstanding voting securities are directly or indirectly owned of record by residents of the United States is hereinafter referred to as the “50% test.”

Management of the Corporation, utilizing data, including holders of record as well as a list of beneficial owners of the Corporation’s securities, provided by a data service provider (the “data”), determined that it was a foreign private issuer during the fiscal period covered by the 2022 20-F. The Corporation is a corporation incorporated under the Business Corporations Act (British Columbia) and has two outstanding classes of voting securities—subordinate voting shares (the “SV Shares”) and proportionate voting shares (the “PV Shares”). As described in the 2022 20-F, the SV Shares and the PV Shares have identical rights, except that each holder of PV Shares is entitled to 200 votes per PV Share, and each holder of SV Shares is entitled to one vote per SV Share. The Staff has confirmed, as set forth in Securities Act Compliance & Disclosure Interpretation Question 203.17, that, in applying the 50% test, an issuer may look to the absolute number of voting securities owned of record outside and inside the United States, or the voting power of such securities. The Corporation, on information and belief, including based on the data, respectfully notes the following:

●	Management of the Corporation confirmed the Corporation’s status as a foreign private issuer in connection with the filing on October 29, 2021 of Amendment No. 1 to the Corporation’s registration statement on Form 40-F (File No. 001-40527), which was subsequently declared effective by the SEC on November 12, 2021 (at which point the Corporation became an SEC reporting company). As of October 28, 2021, 20,396,638 of the Corporation’s voting securities were outstanding, 3,048,497, or 14.95%, of which were held by United States holders.

●	As of June 14, 2022, 29,550,439 of the Corporation’s voting securities were outstanding, 7,557,123, or 25.57%, of which were held by United States holders.

The Corporation acknowledges that the data regarding the holders of its outstanding voting securities in 2022 was as of June 14, 2022, rather than June 30, 2022 (the end of the Corporation’s second fiscal quarter). However, the Corporation supplementally notes for the Staff that it reassessed its status as a foreign private issuer for 2024, and, based on the data, as of June 30, 2023, 28,600,831 of the Corporation’s voting securities were outstanding, 6,283,874, or 21.97%, of which were held by United States holders. The Corporation has no reason to believe that, if it had the data available to it as of June 30, 2022, the holders of its outstanding voting securities would have caused it to fail to qualify as a foreign private issuer under the 50% test, in particular because (i) at each time when the Corporation assessed its status as a foreign private issuer, it has been able to confirm that the percentage of the Corporation’s outstanding voting securities held of record by United States holders was significantly below the 50% threshold and (ii) as of the most recent assessment, the percentage decreased as compared to the prior year. On that basis, the Corporation concluded that (a) it was and continues to be a foreign private issuer under the 50% test, and (b) an evaluation of its status as a foreign private issuer under part (ii) of the foreign private issuer definition was not necessary.

December 22, 2023

Item 5. Operating and Financial Review and Prospects, page 22

2.	We note that your cost of digital currency mining increased 124% from $13.8 million in 2021 to $31 million in 2022 which you attribute to the increase in energy and infrastructure related expenses in both New York and Alabama as well as the addition of incremental miners whereas your hashrate only increased 63% from 400 PH/s in 2021 to 650 PH/s in 2022. We also note that in 2021 you purchased 10,000 high performance Bitcoin miners for a total cost of $26.8 million. Please address the following:

●	Disclose a comprehensive breakeven analysis for your mining operations that compares the cost to earn/mine one crypto asset with the value of the crypto asset.

Response: Per the 2022 financial statements, the Company’s total operating costs for year respective years vs total coins mined were as follows:

●	Disclose the range of the value of crypto for the periods presented and include the assumptions made in determining value and other inputs in your calculations.

Response: For periods presented, the Company used the below ranges of value in regard to the price of its crypto from CoinMarketCap. CoinMarketCap is a pricing aggregator to determine the value of crypto in the periods presented (described in subsequent responses below in greater detail). The range of prices varies depending on the period, but an example of the range used is below:

December 22, 2023

Paragraph 17 of IFRS 13 states that “an entity need not undertake an exhaustive search of all possible markets to identify the principal market, but it shall take into account all information that is reasonably available. In the absence of evidence to the contrary, the market in which the entity would normally enter into a transaction to sell the asset is presumed to be the principal market”

The Company utilizes CoinMarketCap and on a daily basis compares Bitcoin price to the price on Coinbase (its principal market for pricing) during the periods presented. The difference in prices is immaterial.

●	Disclose the number of data miners available to mine, including as part of any hosting arrangements that are included in digital currency mining cost.

Response: Approximately 6,400 active miners as of December 31, 2021, available to mine. Miners per hosting arrangements as of December 31, 2021, 100. Approximately 15,637 active miners as of December 31, 2022, available to mine. Miners per hosting arrangements as of December 31, 2022, 3,450.

Report of Independent Registered Public Accounting Firm, page F-1

3.	In Note 25, you disclose a restatement of your fiscal 2021 financial statements. We note no reference to this restatement in the audit opinion. Please request your auditors to tell us how they considered whether to add an explanatory paragraph about the restatement to their report. Refer to AS 3101.18(e) and AS 2820.09 and .16 - .17.

Response: In response to your query concerning the absence of an explanatory paragraph in our audit opinion regarding the restatement of our fiscal 2021 financial statements, we provide the following elaboration, grounded in the specifics of PCAOB Auditing Standards AS 3101.18(e) and AS 2820.09, .16, and .17.

Alignment with AS 3101.18(e): According to AS 3101.18(e), an auditor’s report should include an explanatory paragraph when certain conditions are met, particularly around matters that are of such importance that they are fundamental to users’ understanding of the financial statements. In our case, the restatement adjustments, primarily concerning the warrants, were identified and corrected in the preliminary stages of the financial year 2022. This preemptive rectification meant the financial statements presented for auditing for the year ended December 31, 2022, already included these adjustments. Consequently, the final audited financial statements accurately reflected the company’s financial position without necessitating an additional explanatory paragraph, as the restatement did not have a material effect on the users’ understanding of the financial statements for the year 2022.

December 22, 2023

Compliance with AS 2820.09, .16, and .17: AS 2820.09, 2820.16, and 2820.17 guide the auditor’s consideration of an entity’s ability to continue as a going concern. The nature and timing of the restatement did not, in our professional judgment, raise substantial doubt about the company’s ability to continue as a going concern. The adjustments were non-recurring and did not significantly affect our assessment of the company’s operational viability or financial integrity. Therefore, an explanatory paragraph regarding the restatement was deemed unnecessary as per these standards.

In summary, our decision not to include a specific explanatory paragraph about the restatement in our auditor’s report was a result of consideration of the standards AS 3101.18(e) and AS 2820.09, .16, and .17. We determined that the restatement did not bear materially on the current period’s financial statements nor on the company’s ability to continue as a going concern, thus rendering an additional explanatory paragraph unnecessary.

Consolidated Statements of Comprehensive Income, page F-3

4.	Tell us the significant terms of your digital currency option calls, how you are accounting for them and why, citing the accounting literature relied upon and how you applied that literature to your facts and circumstances.

Response: Significant terms of our digital currency option calls (prices in USD) include:

Trade Date: 5/9/2022

Currency Option Type: BTC Call

Call Currency: BTC 100

Strike Price: $35,000

Reference Currency: BTC

Spot Reference Price: $30,400

Expiration Date: 9/30/2022

Trade Date: 5/24/2022

Currency Option Type: BTC Call

Call Currency: BTC 150

Strike Price: $30,000

Reference Currency: BTC

Spot Reference Price: $28,500

Expiration Date: 12/31/2022

Trade Date 5/9/2022

Trade 1:

Notional Quantity 50 BTC

Strike Price: $40,000

Premium: $150,000

Expiration Date: 9/30/2022

Settlement Date: 9/30/2022

December 22, 2023

Trade 2:

Notional Quantity 50 BTC

Strike Price: $35,000

Premium: $235,500

Expiration Date: 9/30/2022

Settlement Date: 9/30/2022

Trade 3:

Notional Quantity 50 BTC

Strike Price: $35,000

Premium: $238,000

Expiration Date: 9/30/2022

Settlement Date: 9/30/2022

The Corporation relied on IFRS 9 guidelines to account for these options, accounting for them at fair value at the end of each quarter by adjusting the position of the contract to marked-to-market, with gains or losses recognized in net income. When contracts are settled, they are derecognized by removing the corresponding derivative asset or liability from the Statement of Financial Position. The offsetting balance settles to cash and any resulting gain/loss is recorded through profit or loss.

Bitcoin is not considered as cash, a currency, or a financial instrument. According to an IFRIC Agenda Decision (IFRIC update - March 2019), cryptocurrency such as bitcoin is generally considered as an intangible asset within the scope of IAS 38, Intangible Assets. Paragraph 2.4 of IFRS 9, Financial Instruments, states the following regarding contracts to purchase a non-financial item, such as a BTC purchase option:

“This Standard shall be applied to purchase or sale contracts of a non-financial item that can be settled net in cash, another financial instrument, or by exchanging financial instruments, as if these contracts were financial instruments, except for contracts entered into and held for the purpose of receipt or delivery of a non-financial item in accordance with the entity’s expected purchase, sale, or usage requirements. However, this Standard shall be applied to contracts that the entity designates as being measured at fair value through profit or loss according to paragraph 2.5.” (emphasis added)

Paragraph 2.6 of IFRS 9 adds the following:

“There are several ways for a purchase or sale contract of a non-financial item to be capable of being settled net in cash, another financial instrument, or by exchanging financial instruments. This is the case in the following situations:

a) when the contract conditions allow either party to settle net in cash, another financial instrument, or by exchanging financial instruments;

b) when the ability to settle net in cash, another financial instrument, or by exchanging financial instruments is not explicit in the contract conditions, but for similar contracts, the entity has the practice of settling them net in cash, another financial instrument, or by exchanging financial instruments (whether with the counterparty, through offsetting contracts, or by selling the contract before its exercise or expiry);

December 22, 2023

c) when, for similar contracts, the entity has the practice of taking delivery of the underlying and selling it shortly after delivery, with the intention of profiting from short-term price fluctuations or the counterparty’s margin;

d) when the non-financial item that is the subject of the contract is immediately convertible into cash.

A contract to which points (b) or (c) apply is not entered into for the purpose of receipt or delivery of the non-financial item in accordance with the entity’s expected purchase, sale, or usage requirements and, therefore, falls within the scope of this Standard. Other contracts to which paragraph 2.4 applies are evaluated to determine if they have been entered into and are maintained for the purpose of receipt or delivery of the non-financial item in accordance with the entity’s expected purchase, sale, or usage requirements and, therefore, if they fall within the scope of this Standard.”

As this involves a “purchase option” of BTC, it is our opinion that a “purchase option” cannot be entered into and maintained for the purpose of receipt of a non-financial item according to the entity’s own use.

Furthermore, as in Canada BTC can easily be sold on various platforms (exchanges) and thus easily converted into cash, we are of the opinion that the Corporation should apply IFRS 9 to the BTC purchase options.

In accordance with IFRS 9, a BTC purchase option meets the definition of a derivative in Appendix A and must therefore be accounted for at fair value through profit or loss.

CONCLUSION

BTC purchase options fall within the scope of IFRS 9 and are derivative financial instruments that should be accounted for at fair value through profit or loss.

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

5.	Please tell us why the header, Number of shares, is placed over the column for share capital and Cumulative digital currency, is placed over the columns for contributed surplus and translation adjustment.

Response: The placement of the aforementioned headers in the 2022 20-F was in error. The correct format was included in our consolidated financial statements for the years ended December 31, 2022 and 2021, attached as Exhibit 99.2 to the Corporation’s Form 6-K filed with the Commission on March 31, 2023.

December 22, 2023

Note 2. Significant Accounting Policies

(a) Statement of compliance, page F-6

6.	We note your disclosure that the consolidated financial statements have been prepared in accordance with IFRS issued effective for the Company’s reporting for the year ended December 31, 2022. We also note the reference in the audit report on page F-1 to IFRS as issued by the IASB and the same disclosures on pages 52 and 70. Please tell us whether the financial statements comply with IFRS as issued by the IASB and required by Item 17(c) of Form 20-F and reconcile your disclosures accordingly.

Response: Regarding our compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, we affirm that our financial statements for the year ended December 31, 2022, adhere to these standards. We have taken comprehensive steps to ensure that each aspect of our financial reporting—from accounting policies to disclosures and financial notes—is in strict alignment with IFRS. In doing so, our aim is not just to comply but to clearly illustrate and explain this compliance in our financial statements.

Our effort is in direct response to the requirements set forth in Item 17(c) of Form 20-F for foreign private issuers, emphasizing our commitment to transparency and clarity.

(f) Revenue recognition, page F-7

7.	Please respond to the following. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting.

●	Provide us with the contracts you have with each of your mining pool operators, including how payments are calculated, when payments are made, and the form of payment.

Response: Since 2022, the company has used Foundry USA Pool as its operator. Our agreement with Foundry is accordance with the terms & conditions found on the website (foundrydigital.com/terms-and-conditions/). Foundry operates on the Full Pay Per Share (FPPS) payout method. FPPS is a variant of the Pay Per Share (PPS) method, where miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block. The minimum payout threshold for Bitcoin (BTC) is 0.001 BTC. This means a payout will only be initiated once a miner has accumulated a balance of at least 0.001 BTC. Under the FPPS method, Foundry provides the Corporation a stable and predictable payout in BTC each day for its mining efforts based on its rate of hash. Regardless of the pool’s success, miners receive consistent rewards based on the number of valid shares they contribute

●	Tell us the type of service provided in each contract (e.g., FPPS, PPS+, etc.).

Response: Since 2022, the company has used Foundry USA Pool as its operator. Our agreement with Foundry is accordance with the terms & conditions found on the website (foundrydigital.com/terms-and-conditions/). Foundry operates on the Full Pay Per Share (FPPS) payout method. FPPS is a variant of the Pay Per Share (PPS) method, where miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block.

●	Give us a thorough accounting analysis describing your application of the five steps in IFRS 15 to each contract, including the specific nature of your performance obligation under the contract terms, e.g. computing power or the performance of testing nonces. Your analysis should highlight significant accounting judgments made and alternatives considered and rejected, if any.

Response: Since 2022, the company has used Foundry USA Pool as its operator. Our agreement with Foundry is accordance with the terms & conditions found on the website (foundrydigital.com/terms-and-conditions/).

December 22, 2023

In regard to the terms of our agreement with Foundry USA pool, the below steps in IFRS 15 are applicable:

1.	Scope of IFRS 15: The mine pool participant arrangements are within the scope of IFRS 15, and the pool operator is considered the company’s customer.

2.	Identification of Contract: The contract inception occurs when the provision of computing power commences and that contracts are continuously renewed throughout the day, meaning each contract’s duration is less than a day.

3.	Performance Obligations: The performance obligation as the service to perform hash calculations for the pool operator.

4.	Measurement of Non-Cash Consideration: The company’s policy of measuring non-cash consideration using the Bitcoin price at the end of each day, as long as the company consistently applies this measurement approach.

5.	Variable Consideration: The consideration is variable and the block reward component of the estimated variable consideration is not constrained.

●	Tell us the types of digital currencies mined.

Response: The Corporation only mines Bitcoin.

●	Tell us how and when you recognize your work performed to the pool operator.

Response: Please see this link for payout methodology of pool operator based on “work” performed.

What is Foundry USA Pool’s payout methodology? (foundrydigital.com)

●	Tell us the payment terms for digital currencies earned from the mining pool operator, including identifying the form of consideration (including the type of cryptocurrency), how the amount of consideration is determined, and when you are paid.

Response: Foundry operates on the Full Pay Per Share (FPPS) payout method. FPPS is a variant of the Pay Per Share (PPS) method, where miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block. The minimum payout threshold for Bitcoin (BTC) is 0.001 BTC. This means a payout will only be initiated once a miner has accumulated a balance of at least 0.001 BTC. Under the FPPS method, Foundry provides Digihost a stable and predictable payout in BTC each day for its mining efforts based on its rate of hash. Regardless of the pool’s success, miners receive consistent rewards based on the number of valid shares they contribute.

●	Tell us whether you receive any transaction fees.

Response: No, the company does not receive any transaction fees.

●	In Note 2(f), you disclose that revenue is measured based on the fair value of the digital currencies received and fair value is determined using the spot price of the digital currencies on the date of receipt. In your Form 6-K filed May 15, 2023, you disclose that revenue from Bitcoin mining is recognized based upon the average Bitcoin price in effect on the day the Bitcoins are mined. Tell us why the disclosures are different and how you considered IFRS 15.66.

Response: This was an inadvertent inconsistency that will be fixed on future disclosures. Bitcoin mining is recognized based upon the average Bitcoin price in effect on the day the Bitcoins are mined.

●	Explain the application of any variable consideration constraints.

December 22, 2023

Response: None are used.

●	Tell us how you consider your agreement(s) with Northern Data, NY LLC to split a portion of the mining rewards received, in your determination of revenue recognized.

Response: The Corporation considers the executed agreements and measures revenue recognition in accordance with the parameters of IFRS 15.

ifrs 15 ANALYSIS OF northern data hosting agreement

Step 1: Identify the Contract

A Miner Lease Agreement was entered into on August 10, 2021 by and between DIGIHOST INTERNATIONAL INC. (“Digihost”), DIGIHOST TECHNOLOGY INC., (“Guarantor”) and NORTHERN DATA NY, LLC (“ND”).

In line with the guidance, IFRS 15 is applied to contacts with customers that meet all of the following criteria:

●	The contract has been approved in writing, orally, or in accordance with other customary business practices and the parties are committed to perform their obligations in the contract. (Executed by both parties).

●	Each party’s rights regarding the goods or services to be transferred can be identified. (Each parties rights and obligations are identified).

●	The payment terms for the goods or services to be transferred can be identified. (Expected payment terms are identified).

●	The contract has commercial substance (i.e. the risk, timing or amount of the vendor’s future cash flows is expected to change as a result of the contract). (Commercial substance is clearly identified).

●	It is probable that the consideration for the exchange of the goods or services that the vendor is entitled to will be collected. For the purposes of this criterion, only the customer’s ability and intention to pay amounts when they become due are considered. (Clearly identified).

The Agreement between Digihost and ND meet all five criteria.

Step 2: Identify Separate Performance Obligations in the Contract

Having identified the contract for accounting purposes in step one, a vendor is then required to identify the performance obligations(s) contained in that contract. A performance obligation is a promise to a customer to transfer:

●	a good or service (or a bundle of goods or services) that is distinct; or

●	a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer

Under this agreement, the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the Miners put in service pursuant to that lease agreement.

December 22, 2023

Step 3: Determine the Transaction Price of the Contract

Under the guidance, the transaction price is the amount of consideration that a vendor expects to be entitled to in exchange for the goods or services. This will often be the amount specified in the contract. However, the vendor is also required to consider its customary business practices and, if these indicate that a lower amount will be accepted, then this would be the transaction price.

Under this agreement, Digihost will receive a proportional share of the power and labor costs incurred by the costs of Digihost’s personnel who are exclusively dedicated to the operation and maintenance of the Miners and the cost of the electrical power used solely for the operation of the Miners and any ancillary systems (such as cooling) necessary for the efficient operation of the Miners. This information is easily attainable based on incurred power costs and a labor allocation, and reviewed by both parties

Step 4: Allocate the Transaction Price to the Performance Obligation

Having determined the transaction price of the contract in step 3, it is then necessary to allocate that transaction price to each of the performance obligations identified in step 2. The objective is to allocate an amount to each performance obligation that reflects the consideration to which a vendor expects to be entitled in exchange for transferring the distinct goods or services (comprising each identified performance obligation in step 2) to the customer. The starting point for the allocation is to determine the stand-alone selling prices of each of those performance obligations.

IFRS 15 brings a substantial change in approach because existing IFRSs contain very little guidance for allocating a transaction price to components (commonly referred to as the ‘unbundling’ of contracts). Therefore, some entities followed the detailed guidance in US GAAP, in particular those in the software and technology sectors. Regardless of whether an entity is moving from an accounting policy that it developed using the limited guidance in IAS 18, or previously looked to the guidance in US GAAP, there are likely to be changes in approach under IFRS 15.

Allocating the transaction price based on the stand-alone selling price

At contract inception a vendor is required to determine the stand-alone selling price of the good or service underlying each performance obligation and then allocate the transaction price proportionately based on these stand-alone selling prices. The ’stand-alone selling price’ is the price at which a vendor would sell a good or service separately to a customer. The best evidence of a stand-alone selling price is the observable price charged for that good or service sold in similar circumstances and to similar customers in a single transaction. Although a contractually stated price or a list price for a good or service may represent the stand-alone selling price, this will not always be the case. For example, a vendor might typically grant discounts from its list prices, or it might not sell the distinct good or service separately from others.

When a stand-alone selling price is not directly observable, it is estimated. The objective is to determine the amount of consideration that the vendor expects to be entitled in return for the good or service. This is achieved by using all available information including market conditions, vendor-specific factors and information about the customer or class of customers. In all cases, the use of observable inputs is required to be maximised to the extent possible.

Under this agreement, Digihost is entitled and expects to receive the proportional share of power, labor, and operating costs it takes to run and maintain the leased miners of ND.

December 22, 2023

Step 5: Recognize Revenue when Each Performance Obligation is Satisfied

Having allocated in step 4 the transaction price (as determined in step 2) to the performance obligations (identified in step 3) it is then necessary to determine when the revenue allocated to each performance obligation should be recognised. A vendor recognises revenue when (or as) goods or services are transferred to a customer. A vendor satisfies a performance obligations (that is, it fulfils each promise to the customer) by transferring control of the promised good(s) or service(s) underlying that performance obligation to the customer.

Under this agreement, Digihost invoices ND monthly based on the performance obligations of supplying the requisite power and ancillary operational functions in order for the leased miners to run efficiently. It’s performance obligations are deemed satisfied by its allocation of its power and resources throughout each month.

8.	You disclose that in 2022, the commencement of revenues associated with various hosting agreements offset the decrease in average Bitcoin prices. Please tell us and enhance future filings to separately disclose your accounting policy for hosting revenue and the related amounts recognized for the periods presented.

Response: The Corporation’s accounting policy to determine hosting revenue was based on an IFRS 15 analysis of the respective agreement in which all five criteria were met. This incremental revenue of approximately $10.8 million was recognized in fiscal year 2022. The Corporation acknowledges the Staff’s comment and will include the requested disclosure in its annual reports and any other future filings with the Commission.

(g) Digital currencies, page F-7

9.	Please respond to the following:

●	Tell us how you determined to use Coinmarketcap to measure the fair value of digital currencies, as we note that Coinmarketcap is not itself a market where bitcoin and other cryptocurrencies are traded. Tell us how you considered IFRS 13.16 - .20 and refer for us the authoritative literature you rely upon to support your accounting.

Response: CoinMarketCap is a pricing aggregator. The price of a cryptoasset is calculated using an algorithm that factors the “trustability” or “confidence” from the distribution of prices reported by an exchange. According to the law of large numbers, the expected value of the price distribution should converge to the real value of the asset. The rationale for using the distribution of prices reported by an exchange is that each market pair can be viewed as a sample of the “real” price. If an asset is traded across many exchanges, its reported prices will converge to the expected value of the distribution. When there is a large number of markets, the expected value of the price distribution should converge to the “real” price. The price for each individual market pair is calculated by taking the unconverted price reported directly from the exchange and converting it to USD using CoinMarketCap’s existing reference prices. The Corporation believes based on this information that CoinMarketCap is the most advantageous market for the asset in the absence of a principal market per IFRS 13.16.

●	Explain to us why you disclose that the principal or most advantageous market is not always known.

Response: The Corporation discloses that the principal or most advantageous market is not always known in order to provide shareholders with all relevant information.

December 22, 2023

●	If the principal or most advantageous market is not always known, how are you able to make the statement that you believe any price difference amongst the principal market and an aggregated price is immaterial.

Response: The Corporation discloses that the principal or most advantageous market is not always known in order to provide shareholders with all relevant information. The Company utilizes CoinMarketCap and on a daily basis compares Bitcoin price to the price on Coinbase (its principal market for pricing) during the periods presented. From the comparison we are comfortable to make the statement that the difference in prices is immaterial.

●	Tell us the market(s) in which you entered into transactions to sell bitcoin and ethereum during the periods presented and the level of volume and activity of those markets.

Response: The Corporation utilized Enigma Securities (“Enigma”) (Enigma Securities - Institutional Digital Asset Liquidity (enigma-securities.io). Enigma is among the world’s first institutional-grade providers of digital-assets liquidity. The volume and activity of Engima’s markets is not disclosed.

●	Tell us the names and level of volume and activity of other markets for bitcoin and ethereum that you considered in your assessment under IFRS 13.

Response: The Corporation considered the following markets in its assessment and use of CoinMarketCap (Top Cryptocurrency Exchanges Ranked By Volume | CoinMarketCap). Under IFRS we also utilize the Coinbase exchange (Coinbase Exchange trade volume and market listings | CoinMarketCap).

Note 3. Digital Currencies, page F-16

10.	In future filings, please revise line item descriptions (or add footnotes) to clarify whether transactions are cash or non-cash. For example, we note the line item Acquisition of digital currencies. It appears that this acquisition may have been for cash, but the disclosure does not state that it was.

Response: The Corporation acknowledges the Staff’s comment and will include the requested disclosure in its annual reports and any other future filings with the Commission.

11.	With respect to your agreement(s) with Northern Data, please respond to the following:

●	Tell us the significant terms of your agreement(s) with Northern Data. We note your Miner Lease and Hosting agreements and your Bitcoin miner purchase agreement.

Response: Significant terms are as follows:

A Miner Lease and Hosting Agreement was entered into on August 10, 2021 by and between DIGIHOST INTERNATIONAL INC. (“Digihost International”), DIGIHOST TECHNOLOGY INC., (“Guarantor”) and NORTHERN DATA NY, LLC (“ND”)

Under this agreement:

●	the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the Miners put in service pursuant to that lease agreement of 4,000 miners.

December 22, 2023

●	Digihost International will receive a proportional share of the power and labor costs incurred by the costs of Digihost International’s personnel who are exclusively dedicated to the operation and maintenance of the Miners and the cost of the electrical power used solely for the operation of the Miners and any ancillary systems (such as cooling) necessary for the efficient operation of the Miners.

●	Digihost International invoices ND monthly based on the performance obligations of supplying the requisite power and ancillary operational functions in order for the leased miners to run efficiently.

Pursuant to a Hardware Sale and Purchase Agreement, dated as of April 14, 2021, the Corporation agreed to purchase the hashrate equivalent to 9,900 Bitcoin Miners from Northern Data for an agreed upon price.

●	Tell us how you are accounting for the agreement(s) and why, citing the accounting literature relied upon and how you applied that literature to your facts and circumstances.

Response: For the miner lease portion of the agreement, the Corporation performed an analysis using the parameters of IFRS 16. For the hosting portion of the agreement, the Corporation performed an analysis using the parameters of IFRS 15. For the purchase of the miners, the Corporation recorded the acquisition as fixed asset purchase and is depreciating over 36 months.

●	Your response should address your recognition of revenue and costs under the agreement, and why the amount owed to Northern Data is accounted for at FVTPL.

Response: Under the hosting agreement, Digihost International invoices ND monthly based on the performance obligations of supplying the requisite power and ancillary operational functions in order for the leased miners to run efficiently. Its performance obligations are deemed satisfied by its allocation of its power and resources throughout each month.

The miner lease agreement is a lease which calls for only variable lease payments. There are no fixed lease payments. Therefore, there would be no right-of-use asset or lease liability to record and the variable lease payments (i.e., the 62.5% of revenue less 62.5% of operating costs) would be recognized in P&L when the payment is due in accordance with IFRS 16.38(b).

●	Tell us the nature of the item Miner lease and hosting of $9.8 million included in the table in Note 19 on page F-29, why this is properly classified as an operating activity, and how it reconciles to the $2.5 million of miner lease and hosting agreement included in cost of digital currency mining in your consolidated statements of comprehensive income and hosting expenses of $7.2 million disclosed on page 25.

Response: Under IAS 7 guidance, changes in the period in inventories and cash receipts and payments should be classified as operating activities. These amounts relate to each other as the $9.8 million expense is the total activity related to the miner lease and hosting with $2.5 million recognized in the “Miner lease and hosting agreement” line item on the consolidated statements of comprehensive income and the $7.2 million in the Cost of Power line.

December 22, 2023

Note. 5 Property, Plant and Equipment, page F-17

12.	We note that “Powerplant in Progress” was $7.1 million and $11 million as of December 31, 2021 and December 31, 2022, respectively. Please tell us and enhance future filings to disclose the nature and status, including why you are not depreciating and how you evaluate for impairment considering depreciation expense of 28% of the carrying value for “Powerplant in Use” in 2022.

Response: The Corporation acknowledges the Staff’s comment and will include the requested disclosure in its annual reports and any other future filings with the Commission. The Corporation entered into a Membership Interest Purchase Agreement in March 2021 to purchase the aforementioned power plant and began purchasing assets to outfit the plant in anticipation of the deal closing. Following the closing of the transactions contemplated by that agreement, depreciation of assets commenced. Impairment of all assets is performed on annual basis by management in line with IFRS 36.

Note 13. Warrant Liabilities, page F-21

13.	Please respond to the following:

●	Tell us the significant terms of the warrants included in Note 13 and Note 15.

●	Provide us with your accounting analysis for all of the warrants, citing the accounting literature applied and how you applied it to your facts and circumstances.

●	Tell us where you disclose the terms of the warrants that resulted in them being accounted for as liabilities.

Response: Significant terms are as follows:

	Closing Date of Private Placement	Initial Issue Date	Expiration Date	Exercise Price	Balance as at December 31, 2022
March 2021 Warrants	3/17/2021	3/16/2021	3/16/2024	CAD$3.14	1,872,659
April 2021 Warrants	4/13/2021	4/9/2021	4/9/2025	CAD$2.37	2,112,773
June 2021 Warrants	6/21/2021	6/18/2021	6/18/2024	CAD$1.99	2,083,334
March 2022 Warrants	3/9/2022	3/9/2022	9/9/2025	CAD$6.25	3,029,748

In accordance with the accounting guidance of IAS32, the outstanding warrants are recognized as a warrant liability on the Corporation’s balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period, with changes being recorded as a component of other income in the Corporation’s statement of operations.

Please refer to Note 13 on page F-21 of the 2022 20-F for disclosure of the terms of the warrants that resulted in them being accounted for as liabilities.

December 22, 2023

Note 19. Cash Flow Supplemental Information, page F-29

14.	Please respond to the following:

●	Tell us why you classified the items, Acquisition of digital currencies and Digital currencies traded for cash, within operating activities. Refer to IAS 7, including IAS 7.16(a) and (b).

Response: The Corporation emphasizes that our classification of digital currency transactions mirrors our transactions and industry standards, drawing from comparable practices within the digital asset sector. Our approach aligns ‘Acquisition of digital currencies’ and ‘Digital currencies traded for cash’ with operating activities, consistent with how similar entities handle these transactions. The Corporation acknowledges the dynamic nature of cryptocurrency accounting and commits to continually reassessing and adapting our practices in response to evolving industry norms and regulatory changes. This ensures our financial reporting remains transparent and compliant, accurately reflecting our operations in the ever-changing landscape of digital assets.

●	Tell us why the amount of Digital currencies items for 2020 of $(1,824,090) in your Statement of Cash Flows does not agree to the detail provided in Note 19 on page F-29 which shows $(3,616,161) for 2020.

Response: The Corporation mistakenly grouped “Digital currency mined” and “Digital currency sold” on its statement of cash flows in the 2022 20-F. The correct breakout appears in the Corporation’s consolidated financial statements for the years ended December 31, 2021 and 2020, attached as Exhibit 99.2 to the Corporation’s Form 40-F filed with the Commission on March 28, 2022.

Note 21. Segment Reporting, page F-30

15.	Please tell us how you considered the disclosures required by IAS 8.34, Information about major customers.

Response: IFRS 8 Operating Segments (which encompasses IAS 8.34) requires particular classes of entities (essentially those with publicly traded securities) to disclose information about their operating segments, products and services, the geographical areas in which they operate, and their major customers. An entity shall provide information about the extent of its reliance on its major customers. Due to the nature of the Corporation’s operations and focus on cryptocurrency mining, it does not have any major customers.

Note 25. Restatement, page F-34

16.	You disclose that during your external audit for fiscal 2022, you identified that the fixed-for-fixed condition for certain warrants was not met. Please respond to the following:

●	Tell us why you did not disclose the amount of the correction for your earnings per share. Refer to IAS 8.49(b).

Response: In response to your inquiry regarding the omission of the EPS correction in Note 25, the Corporation would like to clarify that although this correction was not explicitly detailed in the note, it was fully disclosed in our Consolidated Statements of Comprehensive Income. While this resulted in the correction not being specifically mentioned in Note 25, it was in no way an attempt to obscure information. We have complied with the requirements of IAS 8.49(b), and the absence of this detail in Note 25 is a reflection of our approach to presentation, not non-compliance. In light of your query, we are reevaluating our disclosure practices to enhance transparency and comprehensiveness in our future reports, ensuring all necessary corrections and restatements are clearly disclosed in both the notes and the primary financial statements. We remain committed to maintaining a transparent and cooperative relationship with regulatory bodies and ensuring full compliance and clear communication.

●	On page 66, you disclose that management determined that your internal control over financial reporting was effective as of December 31, 2022. You also disclose that there were no changes in internal control over financial reporting during the fiscal year ended December 31, 2022. In light of the restatement, please tell us how you nonetheless determined that internal control over financial reporting is effective.

Response: The Corporation acknowledges it erred in its initial analysis and recording of its warrants in equity instead of as a liability, which triggered the restatement. The Corporation believes its overall internal control over financial reporting is effective and is diligent in monitoring its financial transactions.

December 22, 2023

Form 6-K filed May 15, 2023

Note 4. Business Combination, page 8

17.	You disclose that on February 8, 2023, you completed the acquisition of a 60 MW power plant in North Tonawanda, New York for a total consideration of $5.9 million, including goodwill for $2.5 million and that the transaction was accounted for as a business combination under IFRS 3, Business Combinations. We also note your disclosure that you plan to have the acquired 60MW power plant fully operational by the end of Q2 and that the power plant infrastructure includes both Company-owned miners as well as third-party hosting. Please tell us the terms, including how you determined that the power plant qualifies as a business. Refer to IFRS 3, paragraph 3.

Response: The Corporation performed an IFRS 3 Business Combination analysis to determine that the power plant qualifies as a business.

Determining whether a transaction is a business combination:

IFRS 3 provides additional guidance on determining whether a transaction meets the definition of a business combination, and so accounted for in accordance with its requirements. This guidance includes:

●	Business combinations can occur in various ways, such as by transferring cash, incurring liabilities, issuing equity instruments (or any combination thereof), or by not issuing consideration at all (i.e., by contract alone). IFRS 3.B5.

The Corporation used cash to purchase the membership interests in Fortistar North Tonawanda, LLC and the accompanying assets.

●	Business combinations can be structured in various ways to satisfy legal, taxation or other objectives, including one entity becoming a subsidiary of another, the transfer of net assets from one entity to another or to a new entity. IFRS 3.B6.

Following the assignment of membership interests, Fortistar North Tonawanda, LLC is now a 100% owned subsidiary of Digihost International, Inc. (which in turn is 100% owned by Digihost Technology, Inc.). The membership interests received by the Corporation per the assignment allow it to make all strategic decisions for the acquired entity going forward.

●	The business combination must involve the acquisition of a business, which generally has three elements:

o	Inputs – an economic resource (e.g., non-current assets, intellectual property) that creates outputs when one or more processes are applied to it.

December 22, 2023

The North Tonawanda power plant generates electricity from primary energy when processes required for the plant to run are applied. In addition to the plant asset, a contract with NAES Corporation transferred over to the Corporation. NAES is a subcontracting group that performs operations and maintenance services on behalf of the plant owner (which is now the Corporation). NAES employees perform the processes needed to run the plant and get it ready for use.

o	Process – a system, standard, protocol, convention or rule that when applied to an input or inputs, creates outputs (e.g., strategic management, operational processes, resource management).

Standard system protocols performed by power plant staff to the inputs of the plant create the output of generating electricity.

o	Output – the result of inputs and processes applied to those inputs. IFRS 3.B7.

Standard system protocols performed by power plant staff to the inputs of the plant create the output of generating electricity. On the days in which the plant will “run,” a strict set of system protocols or processes must be followed in succession in order to perform a power plant setup safely and efficiently. From a customer perspective, this fulfills one’s need or demand for energy when the New York Independent System Operator is unable to fulfill it from its current capacity available.

In sum, the Corporation concludes that it acquired a business with the purchase of the North Tonawanda power plant.

In connection with responding to the Staff’s comments, the Corporation acknowledges that it and its management are responsible for the accuracy and adequacy of the disclosures in the Corporation’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that the responses above fully address the comments contained in your Letter. If you have any questions regarding the 2022 20-F, the Form 6-K or the above responses, please contact the undersigned at 607-760-7870 or paul@digihostblockchain.com or Alyse A. Sagalchik of our U.S. counsel Katten Muchin Rosenman LLP at 312-902-5426 or alyse.sagalchik@katten.com.

Sincerely,

/s/ Paul Ciullo
Paul Ciullo
Chief Financial Officer